Exhibit 99.1

RedCloud Announces Issuance of Shares to Insiders in Private Placement at Price per Share of $0.25 for Aggregate Subscription Price of $7.9 million

London, October 28, 2026 (GLOBE NEWSWIRE) — RedCloud Holdings plc (the “Company” or “RedCloud”) (Nasdaq: RCT) today announced that it has entered into subscription agreements and set-off agreements with Company insiders pursuant to which the Company agreed to issue and sell 31.7 million of its unregistered ordinary shares in a private placement at a price per share of $0.25, representing a premium of approximately 281% to the closing price of the Company’s ordinary shares on October 27, 2026, for an aggregate subscription price of $7,925,000. The aggregate subscription price will be paid to the Company by offsetting financial liabilities of the Company owed to such Company insiders. The Company expects to complete the issuance on or about October 28, 2026.

Christina Byland, the largest shareholder of the Company, purchased 30.0 million ordinary shares, and Dr. Nikolaus Senn, a shareholder and member of the Company’s Board of Directors, purchased an additional 1.7 million ordinary shares.

The ordinary shares to be issued in connection with the private placement described above are being offered in a private placement and have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state or other applicable jurisdictions’ securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the ordinary shares described herein, nor shall there be any sale of these ordinary shares in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About RedCloud Holdings plc

RedCloud Holdings plc (Nasdaq: RCT) builds AI infrastructure for the prediction of FMCG trade. More than $8.4 billion of FMCG transactions have passed through its infrastructure between early 2023 and June 2026, across more than 100,000 customers and 6,700 brands. RedCloud uses this proprietary transaction data to develop RAID (Real-time AI for Distribution), its prediction model for distribution, and deploys its infrastructure and associated products (“RedAI”) either directly or through joint ventures with partners who fund and operate local markets.

RedCloud is a British company registered in London. Justin Floyd is its Founder and Chief Executive Officer. For more information, please visit www.redcloudtechnology.com and connect on LinkedIn.

Forward-Looking Statements

The information in this press release may include forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or our future financial or operating performance. Words such as “expect,” “project,” “estimate,” “believe,” “anticipate,” “intend,” “plan,” “seek,” “forecast,” “target,” “predict,” “may,” “should,” “would,” “could,” and “will,” the negative of these terms and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict, including, but not limited to, the size and completion of the private placement with Company insiders and the off-setting of financial liabilities owed by the Company to the Company insiders. As a result, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in RedCloud’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission, as well as the Company’s periodic reports and other filings with the SEC. RedCloud undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release.

Contacts

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